Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2021 FINANCIAL RESULTS

Hong Kong – April 22, 2022 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal 2021 year ended December 31, 2021. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

Current Balance Sheet Highlights

•	$11.5 million in working capital at December 31, 2021, compared to $22.2 million at December 31, 2020.
•	Book value per share was $0.89 at December 31, 2021, compared to $1.72 at December 31, 2020.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “During 2021, the Company has maintained its public company status and low expense infrastructure to enable our ongoing exploration of potential investments while retaining the financial flexibility to seize possible opportunities that may occur.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Investor Relations analyst

(212) 836-9610

azhang@equityny.com

Plastec Technologies, Ltd. April 22, 2022	Page 2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Revenues	-	-	-

Operating expenses, net
Gain on disposal of a subsidiary	-	29	-
Selling, general and administrative expenses	(15,083)	(3,882)	(2,273)
Other income	-	7	-
Total operating expenses, net	(15,083)	(3,846)	(2,273)

Loss from operations	(15,083)	(3,846)	(2,273)

Interest income	3,297	1,118	112
Loss before income tax expense	(11,786)	(2,728)	(2,161)

Income tax expense from continuing operations (note 7)	(729)	(779)	(840)
Net loss from continuing operations attributable to the Company’s shareholders	(12,515)	(3,507)	(3,001)

Discontinued operations (note 3):
Net income from discontinued operations (including gain of 2020: HK$Nil and 2019: HK$47,845 upon disposals)	53,364	-	-
Income tax expenses from discontinued operations	-	-	-

Net income from discontinued operations attributable to the Company’s shareholders	53,364	-	-

Net income/(loss) attributable to the Company’s shareholders	40,849	(3,507)	(3,001)
Comprehensive income/(loss) attributable to the Company’s shareholders	40,849	(3,507)	(3,001)

Plastec Technologies, Ltd. April 22, 2022	Page 3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Net income/(loss) per share (note 8):

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic net income/(loss) per share attributable from
Continuing operations	HK$(0.97)	HK$(0.27)	HK$(0.23)
Discontinued operations	HK$4.13	-	-

Diluted net income/(loss) per share attributable from
Continuing operations	HK$(0.97)	HK$(0.27)	HK$(0.23)
Discontinued operations	HK$4.13	-	-

Plastec Technologies, Ltd. April 22, 2022	Page 4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2020	2021
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	182,697	98,732
Deposits, prepayment and other receivables (note 4)	2,450	3,131
Total current assets	185,147	101,863

Property, plant and equipment, net (note 5)	60	-
Intangible assets	438	438
Total assets	185,645	102,301

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals (note 6)	1,569	1,120
Tax payable	10,186	11,026
Total current liabilities	11,755	12,146

Total liabilities	11,755	12,146

Commitments and contingencies (note 9)	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2020 and 2021, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	147,770	64,035
Total shareholders’ equity	173,890	90,155

Total liabilities and shareholders’ equity	185,645	102,301

Plastec Technologies, Ltd. April 22, 2022	Page 5

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Operating activities
Net income / (loss)	40,849	(3,507)	(3,001)
Less: Net income from discontinued operations	(53,364)	-	-
Net loss from continuing operations	(12,515)	(3,507)	(3,001)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortisation	363	363	60
Gain on disposal of a subsidiary	-	(29)	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(70)	(696)	(681)
Other payables and accruals	565	228	(449)
Tax payables	729	779	840
Net cash used in continuing operations	(10,928)	(2,862)	(3,231)
Net cash provided by discontinued operations	11,987	-	-
Net cash provided by/(used in) operating activities	1,059	(2,862)	(3,231)

Investing activity
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$27 for the year 2020 and HK$93 for the year 2019)	325,413	29	-
Net cash provided by investing activity from continuing operations	325,413	29	-

Financing activity
Dividends paid	(413,761)	-	(80,734)
Net cash used in financing activity from continuing operations	(413,761)	-	(80,734)

Net decrease in cash and cash equivalents	(87,289)	(2,833)	(83,965)

Cash and cash equivalents, beginning of year from continuing operations	272,819	185,530	182,697
Cash and cash equivalents, end of year from continuing operations	185,530	182,697	98,732

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	3,297	1,118	112
Income taxes paid	-	-	-